ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

September 7, 2005

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of August 26, 2005.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

9/19

DOCSNY1:1082596.14

Press Information

Bratislava Airport: Vienna International Airport, RZB and the Slovakian private equity group Penta in a consortium

The "Airport TwoOne" consortium, which includes Flughafen Wien Aktiengesellschaft, Raiffeisen Zentralbank Österreich AG (RZB) and Penta Investment Limited, has joined the tender process for privatisation of the M.R. Štefánika – Airport Bratislava, a.s. and Letisko Kosice – Airport Kosice, a.s. This consortium, which is led by Flughafen Wien AG, submitted offers for both tenders to the Slovakian Ministry of Transportation yesterday.

As one of the most successful aviation facilities in Central Europe, Vienna International Airport will contribute its international know-how as an airport operator to the consortium. RZB has experience with privatisation and public-private partnership projects as well as proven expertise in Central and Eastern Europe (CEE), where the company has been active for nearly 50 years. The Penta private equity group is one of the major private equity companies in Slovakia, and has been successfully involved in numerous infrastructure sector privatisations in the Czech Republic and Slovakia.

The "Airport TwoOne" consortium sees major opportunities for the economic development of the Vienna and Bratislava Airports based on the strong impulses for growth in the Vienna-Lower Austria-Bratislava region. The number of passengers in this catchment area is forecasted to increase from the current level of roughly 16 million to approximately 30 million in 2015. Close cooperation between the Vienna and Bratislava Airports will allow for the best possible development of this market. Therefore, the concept prepared by the consortium also calls for the creation and expansion of traffic connections between Vienna and the city of Bratislava as well as its airport by the City Airport Train (CAT). This will provide Austrian passengers with easier access to Bratislava Airport.

Kosice Airport will be modernised and expanded to meet the commercial and tourism requirements of the region.

For additional information contact:

Michael Kochwalter — Tel.:+43 1 7007 22300, m.kochwalter@viennaairport.com
Hans Mayer — Tel.:+43 1 7007 23000, h.mayer@viennaairport.com
Flughafen Wien AG
Postfach 1 - A-1300 Wien-Flughafen

Andreas Ecker-Nakamura — Tel: +43-1-717071753
Raiffeisen Zentralbank Österreich AG (RZB) — e-mail: andreas.ecker@rzb.at
Am Stadtpark 9 - A-1030 Wien

Mgr. Andrea Straková — tel.: +421 2 5778 8190
PR manager a hovorca skupiny Penta pre Slovensko — fax: +421 2 5778 8051
Penta Investments, a.s. — e-mail: strakova.andrea@penta.sk
Križkova 9 - 811 04 Bratislava